Exhibit 12.1

Fixed Charges

	Fiscal year ended				Six Months Ended		Fiscal year ended			Six months ended
(dollars in thousands)	June 27, 1998		July 3, 1999		Jan 1, 2000		Dec 30, 2000	Dec 29, 2001	Dec 28, 2002	June 29, 2002	June 28, 2003
Earnings
Net income (loss)	$71,374		$86,320		$3,776		$(90,486)	$(87,302)	$(51,752)	$(50,870)	$(49,556)
Loss (income) from joint ventures	946		274		277		(817)	(767)	(1,565)	(1,132)	(1,293)
Fixed charges	18,345		19,509		15,237		138,215	116,599	93,146	48,632	53,577
Amortization of capitalized interest	316		316		420		6,436	6,637	6,579	3,290	3,298
Distributions from joint ventures	—		—		—		1,528	1,631	2,122	671	1,101
Capitalized interest	(1,166)		(804)		(195)		(2,282)	(198)	(148)	—	(791)
Earnings before fixed charges	$89,815		$105,615		$19,515		$52,594	$36,600	$48,382	$591	$6,336
Fixed charges
Net interest expense	$16,835		$18,305		$14,842		$135,085	$115,549	$92,150	$48,206	$52,362
Capitalized interest	1,166		804		195		2,282	198	148	—	791
Interest implicit in rentals	344		400		200		848	852	848	426	424
Total fixed charges	$18,345		$19,509		$15,237		$138,215	$116,599	$93,146	$48,632	$53,577
Ratio of earnings to fixed charges	4.9	x	5.4	x	1.3	x	—	—	—	—	—
Deficiency of earnings to cover fixed charges	$—		$—		$—		$85,621	$79,999	$44,764	$48,041	$47,241